March 6, 2019

VIA EDGAR Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	Hamilton Beach Brands Holding Company

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Hamilton Beach Brands Holding Company (the “Company”), we are transmitting for filing the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company on the date hereof in connection with the offer by a selling stockholder to exchange up to 947,371 shares of Class A Common Stock, par value $0.01 per share, of the Company for up to 947,371 shares of Class B Common Stock, par value $0.01 per share, of the Company.

Please note that the Company intends to file its definitive proxy materials on or before March 21, 2019. After the Company has filed its definitive proxy materials, it will submit a request to the Commission for the Registration Statement to be declared effective.

Please contact the undersigned at (216) 586-1041 if you have any questions concerning this filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew C. Thomas
Andrew C. Thomas

cc: Derek Redmond, Esq.